SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549




                            FORM 11-K



       [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

             For fiscal year ended December 31, 1997

       [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___ to ___


       Commission file number:  1-13536


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Federated Department Stores, Inc. Retirement Income
                       and Thrift Incentive Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Federated Department Stores, Inc.
                        151 West 34th Street
                     New York, New York  10001

                               and

                        7 West Seventh Street
                       Cincinnati, Ohio  45202








              FEDERATED DEPARTMENT STORES, INC.
           PROFIT SHARING 401 (k) INVESTMENT PLAN
                    Financial Statements
                 December 31, 1997 and 1996


          With Independent Auditors' Report Thereon








              FEDERATED DEPARTMENT STORES, INC.
           PROFIT SHARING 401 (k) INVESTMENT PLAN


                            Index



Independent Auditors' Report

Statements of Net Assets Available for Benefits, with Fund
Information -
    December 31, 1997 and 1996

Statements of Changes in Net Assets Available for Benefits, with Fund Information -
    Years Ended December 31, 1997 and 1996

Notes to Financial Statements





                Independent Auditors' Report




Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Profit Sharing 401(k) Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June 19, 1998



                                 FEDERATED DEPARTMENT STORES, INC.
                     PROFIT SHARING 401 (k) INVESTMENT PLAN

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997
                            Fund A        Fund B        Fund C       Fund D       Fund E       Fund F       Fund L       Total
Assets:
 Investments, at fair
  value (Note 3):
  Master Trust
   investments           $434,543,368  $285,786,385  $262,957,586  $56,284,607  $9,147,975  $40,674,761  $        -  $1,089,394,682
  Participant loans                 -             -             -            -           -            -   9,252,876       9,252,876
   Total investments      434,543,368   285,786,385   262,957,586   56,284,607   9,147,975   40,674,761   9,252,876   1,098,647,558


 Receivables:
  Employer
   contributions                    -             -             -            -           -   20,548,918           -      20,548,918
  Interest receivable               -       119,274             -            -           -            -           -         119,274
    Total receivables               -       119,274             -            -           -   20,548,918           -      20,668,192

      Total assets        434,543,368   285,905,659   262,957,586   56,284,607   9,147,975   61,223,679   9,252,876   1,119,315,750

Liabilities:

 Trustee and management
    fees payable              303,089       406,838       133,754       69,759       4,750       27,586           -         945,776

      Total liabilities       303,089       406,838       133,754       69,759       4,750       27,586           -         945,776

Net assets available
 for benefits            $434,240,279  $285,498,821  $262,823,832  $56,214,848  $9,143,225  $61,196,093  $9,252,876  $1,118,369,974


The accompanying notes are an integral part of these financial statements.




                                FEDERATED DEPARTMENT STORES, INC.
                     PROFIT SHARING 401 (k) INVESTMENT PLAN
 (formerly named Federated Department Stores, Inc. Retirement Income and Thrift
                                 Incentive Plan)

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1996

                                        Fund  A            Fund B           Fund C          Fund F           Total
Assets:
 Investments, at fair value
  (Note 3):
   Master Trust investments          $311,069,047     $205,204,044      $140,550,903      $28,639,172      $685,463,166

 Receivables:
   Employee contributions               2,075,082        1,828,675         1,565,220          198,098         5,667,075
   Interest receivable                     17,399           11,696             7,886            1,577            38,558
   Due from (to) other funds           (1,452,119)         731,904           630,725           89,490                 -
        Total receivables                 640,362        2,572,275         2,203,831          289,165         5,705,633

        Total assets                  311,709,409      207,776,319       142,754,734       28,928,337       691,168,799

Liabilities:

 Trustee and management
  fees payable                            265,021          317,852            55,979           11,636           650,488
 Excess employer contribution              (5,466)               -                 -          178,731           173,265

        Total liabilities                 259,555          317,852            55,979          190,367           823,753

Net assets available for benefits    $311,449,854     $207,458,467      $142,698,755      $28,737,970      $690,345,046

The accompanying notes are an integral part of these financial statements.





                        FEDERATED DEPARTMENT STORES, INC.
                     PROFIT SHARING 401 (k) INVESTMENT PLAN
 (formerly named Federated Department Stores, Inc. Retirement Income and Thrift
                                 Incentive Plan)

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1996

                                                  Stability
                                 Diversified       Income
                                    Fund            Fund         Fund A         Fund B        Fund C        Fund F         Total
Additions:
 Net investment income
  (Note 3):
  Net appreciation in fair
   value of investments         $   5,830,267  $   (158,163)  $ (1,501,047)  $ 17,746,541  $ 19,653,096  $ 3,862,635   $ 45,433,329
 Interest and dividends             4,594,002       557,235     16,884,265      6,631,643     2,765,904       44,852     31,477,901
 Total investment income           10,424,269       399,072     15,383,218     24,378,184    22,419,000    3,907,487     76,911,230
 Less administrative expenses        (330,137)      (21,766)    (1,013,202)    (1,161,639)     (232,756)     (40,734)    (2,800,234)
 Net investment income             10,094,132       377,306     14,370,016     23,216,545    22,186,244    3,866,753     74,110,996

Contributions:
  Employer                            154,891             -          5,704            151           543    4,863,971      5,025,260
  Employee                                  -             -     13,638,546     11,480,075     9,242,959      910,092     35,271,672
   Total contributions                154,891             -     13,644,250     11,480,226     9,243,502    5,774,063     40,296,932
    Total additions                10,249,023       377,306     28,014,266     34,696,771    31,429,746    9,640,816    114,407,928

Deductions:
   Distributions                    8,612,913     1,928,596     37,509,690     14,771,088     7,940,164    1,661,026     72,423,477

Interfund transfers              (145,459,057)  (11,279,179)    88,994,487     34,683,024    27,664,027    5,396,698              -

   Net increase (decrease)       (143,822,947)  (12,830,469)    79,499,063     54,608,707    51,153,609   13,376,488     41,984,451

Net assets available for
 benefits:
 Beginning of year                143,822,947    12,830,469    231,950,791    152,849,760    91,545,146   15,361,482    648,360,595
 End of year                    $           -  $          -   $311,449,854   $207,458,467  $142,698,755  $28,737,970   $690,345,046

The accompanying notes are an integral part of these financial statements.


                                                                     (Continued)



                        FEDERATED DEPARTMENT STORES, INC.
                     PROFIT SHARING 401 (k) INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1997
                            Fund A        Fund B        Fund C       Fund D       Fund E       Fund F       Fund L       Total
Total
Additions:
 Net investment income
 (Note 3):
 Net appreciation in
 fair value
 of investments        $ (1,630,626)  $ 44,366,981  $ 57,816,689  $10,093,029  $ (467,306)  $ 8,500,046  $        -  $  118,678,813
 Interest and dividends  28,564,598     11,173,405     4,659,771          314     176,049        43,772     190,058      44,807,967
 Total investment
  income                 26,933,972     55,540,386    62,476,460   10,093,343    (291,257)    8,543,818     190,058     163,486,780
 Less administrative
  expenses               (2,158,679)    (1,558,662)     (549,231)    (246,731)    (69,124)      (90,056)          -      (4,672,483)
 Net investment income   24,775,293     53,981,724    61,927,229    9,846,612    (360,381)    8,453,762     190,058     158,814,297

 Contributions:
 Employer                     2,959          8,738         6,813          702         375    21,524,022           -      21,543,609
 Employee                23,358,243     18,739,392    18,886,779    5,481,542   1,192,349     2,089,458           -      69,747,763
  Total contributions    23,361,202     18,748,130    18,893,592    5,482,244   1,192,724    23,613,480           -      91,291,372
  Total additions        48,136,495     72,729,854    80,820,821   15,328,856     832,343    32,067,242     190,058     250,105,669

Deductions:
   Distributions         71,349,898     26,789,518    21,086,687    2,175,995     176,477     3,620,623      57,127     125,256,325

Interfund transfers     (35,877,985)   (18,561,884)   12,881,118   24,117,144   8,487,359      (123,793)  9,078,041               -

Transfer of assets from
  previously existing
  tax-qualified profit
  sharing and savings
  plans maintained by
  the Company (Note 1)  181,881,813     50,661,902    47,509,825   18,944,843           -     4,135,297      41,904     303,175,584

     Net  increase      122,790,425     78,040,354   120,125,077   56,214,848   9,143,225    32,458,123   9,252,876     428,024,928

Net assets available
 for benefits:
 Beginning of year      311,449,854    207,458,467   142,698,755            -           -    28,737,970           -     690,345,046
 End of year           $434,240,279   $285,498,821  $262,823,832  $56,214,848  $9,143,225   $61,196,093  $9,252,876  $1,118,369,974

The accompanying notes are an integral part of these financial statements.

                                                                (Continued)


                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

                  Notes to Financial Statements

                   December 31, 1997 and 1996


1.   Description of the Plan

  The  following  brief  description of the Federated  Department
  Stores,  Inc.  Profit  Sharing 401  (k)  Investment  Plan  (the
  "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan is sponsored by Federated Department Stores, Inc. (the "Company"). The Plan, which was amended and renamed on April 1, 1997, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and U.S. tax law. Effective April 1, 1997, the Plan amended and replaced all of the prior tax-
  qualified   profit  sharing  and  savings  plans   which   were
  maintained by the Company. Such prior plans include the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan, the R.H. Macy & Co., Inc. Savings Plan, the R.H. Macy & Co., Inc. Profit Sharing Plan, the Broadway
  Stores, Inc. 401 (k) Savings and Investment Plan, and the Federated Savings Plan for Employees of Lazarus PA, Inc. The assets of all such prior plans have been merged to form the
  Plan. Prior to April 1, 1997, the Plan was the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan, exclusively. The Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan consisted of two parts: a retirement income plan and a thrift incentive plan.

  Eligibility

  Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

  Contributions

  Beginning April 1, 1997, participants may elect to contribute an amount equal to 1% to 15% (subject to certain limitations) of the participant's eligible compensation. Alternatively, a participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code. Pre-tax contributions up to 5% of eligible compensation are considered basic savings which are eligible for matching Company contributions. Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the year and who did not make a withdrawal of basic savings during the year. The Company's contribution formula is based on the Company's annual earnings and the minimum Company contribution is the amount necessary to produce a company match of 33 1/3% of an employee's basic savings. The Plan also provides that the matching percentage for eligible participants with 15 or more years of vesting service at the start of the applicable Plan year is up to 1-1/2 times the matching percentage of eligible participants with less than 15 years of service at the start of the applicable
  Plan year. For the Plan year ended December 31, 1997, the Company's matching percentage was 48% of the participants' basic savings for participants with less than 15 years of vesting service at January 1, 1997 and 72% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 1997. For the Plan year ended December 31, 1996, the Company's matching percentage was 20% of the participants' basic savings.


                                                      (Continued)
                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1997 and 1996


  Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 1996 and 1997 Plan years, there were no forfeited accounts.

  Participant Accounts

  Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances. As soon as administratively feasible after the end of each year, the Company's applicable matching contributions are credited to the eligible individual accounts.

  Vesting

  Participants as of March 31, 1997 are immediately 100% vested in their own and the Company's contributions. New participants on or after April 1, 1997 are immediately 100% vested in their own contributions and become 20% vested in the Company's contributions after 3 years, with additional vesting of 20% each year thereafter until fully vested. 100% vesting is also achieved through normal retirement, death or disability.

  Participant Withdrawals

  Effective July 1997, participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their 401(k) vested account balance. All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund (Fund L).

  Participants are permitted to make withdrawals of their after-tax contributions and earnings thereon at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.

2.   Summary of Significant Accounting Policies

  a)   Master Trust

    Effective January 1, 1996, the Plan entered into the Federated
     Department Stores, Inc. Defined Contribution Plan Master Trust (the "Master Trust") Agreement with Chase Manhattan Bank (the "Trustee"). Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust which was originally established for the investment of assets of the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan and of the Federated Savings Plan for Employees of Lazarus PA, Inc., (the "Lazarus PA Plan") also sponsored by the
     Company.   As of April 1, 1997, the Master Trust holds the assets
     of the Plan, exclusively (see Note 1).




(Continued)
                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1997 and 1996


        The Federated Department Stores, Inc. Pension and Profit Sharing Committee selects a diversified group of investment managers who determine purchases and sales of investments for the respective portions of the assets in the Master Trust managed by them.

  b)   Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

  c)   Investments

     The fair value of the Plan's participation in the Master Trust is based on the beginning of year value of the Plan's participation in the Master Trust plus allocated investment income and actual contributions, less actual distributions and allocated administrative expenses.

     Other investments are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method. Participant loans are valued at cost which approximates fair value.

     Cash   equivalents   include  highly   liquid   fixed-income
     securities with a maturity of one year or less.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

  d)   Insurance Contracts

     Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged.

  e)   Use of  Estimates

     The  Plan  administrator has made a number of estimates  and assumptions  relating to the preparation of these  financial
     statements.    Actual  results  could  differ   from   these
     estimates and assumptions.

  f)   Reclassifications

     Certain 1996 amounts have been reclassified to conform with the 1997 presentation.






                                                      (Continued)
                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1997 and 1996


3.   Investments

  All of the Plan's investments are included in the Master Trust which was originally established for the investment of assets of the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan and of the Lazarus PA Plan (see Note 1). The assets of the Master Trust are held by the Trustee. Each participating plan has an undivided interest in the Master Trust. At December 31, 1997, the Plan had exclusive interest in the net assets of the Master Trust (see Note 1). At December 31, 1996, the Plan's interest in the net assets of the Master Trust was approximately 99.2%. Prior to April 1, 1997, investment income and administrative expenses relating to the Master Trust were allocated to the individual plans based upon monthly balances invested by each plan.

  The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

     Diversified Fund - This fund is composed of employer contributions to the Retirement Income portion of the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan and certain amounts transferred when certain plans were merged, together with the net earnings thereon. All amounts in this fund are invested in corporate equity and fixed-income securities, government fixed-income securities and common/collective trusts. This fund was discontinued during 1996 and participants could elect to redirect their balances to any available funds. In the event the participants declined this election, their balances were directed to Fund A.

     Stability Income Fund - This fund consists of balances in the Retirement Income portion of the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan of participants who were at least 60 years of age prior to December 31, 1986, or who have attained age 55 and who have completed at least ten years of service and have elected to transfer all or part of their balance out of the Diversified Fund. All amounts in this fund are invested in short-term, fixed-income corporate and government bonds. This fund was discontinued during 1996 and the participants could elect to redirect their balances to any available funds. In the event the participants declined this election, their balances were directed to Fund A.

     Fund A - Fixed Income Fund - consisting primarily of high quality fixed-income and stable value products.

     Fund  B   - Balanced Fund -  consisting of common/collective
     trusts   which  invest  in  a  varying  mixture  of   equity
     securities and fixed income instruments.

     Fund C - S&P 500 Stock Index Fund - consisting principally of shares of companies included in the S&P 500 Composite
     Stock Price Index.

     Fund D - Small Cap Stock Fund - consisting principally of small capitalization domestic equity securities.





                                                      (Continued)
                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1997 and 1996


     Fund E - International Stock Fund - consisting of stocks of companies not based in the United States.

     Fund F - Federated Stock Fund - consisting exclusively of the Company's registered common stock.

  Company contributions are directed to Fund F. Participants may elect to redirect the value of Company contributions to other investment options permitted pursuant to Plan
  provisions.   Funds D and E are new fund options for  the  1997
  Plan year.

The following table presents the fair values or contract values of investments and total net assets for the Master Trust at December 31, 1997 and 1996:

                                           1997                 1996
      Assets:
  Investments at fair value:
     Cash  and cash equivalents        $    7,481,407       $ 39,839,098
    U. S. government securities             4,829,500         68,486,345
    Corporate debt instruments                      -         60,779,347
    Common stock                           38,357,370         28,689,775
    Foreign government securities                   -          2,050,615
    Common/collective trusts              539,407,513        339,497,225
    Registered investment companies        68,707,604                  -
      Total  investments at fair value    658,783,394        539,342,405

    Non interest bearing cash               1,160,337              5,264
    Participant loans                       9,252,876                  -
    Insurance contracts at
     contract value                       429,450,951        163,004,655
     Total investments                  1,098,647,558        702,352,324

  Receivables:
    Employer contributions                 20,548,918                  -
    Accrued interest, dividend
     and other income                         119,274          4,811,746
    Other receivables                               -             37,376
      Total  receivables                   20,668,192          4,849,122
          Total assets                  1,119,315,750        707,201,446

    Accrued liabilities:
    Due to broker for
     securities purchased                           -         15,917,026
    Accrued administrative expenses           945,776                  -
      Total  accrued liabilities              945,776         15,917,026
     Total net assets                  $1,118,369,974       $691,284,420




                                                      (Continued)

                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1997 and 1996


Net  investment income for the Master Trust for the  years  ended
December 31, 1997 and 1996 is as follows:

                                           1997                 1996

  Net appreciation in fair
   value of investments:
    Cash and cash equivalents          $      (33,508)      $       (523)
    U.S. government securities                (29,867)        (2,319,416)
    Corporate debt instruments               (278,870)          (864,389)
    Preferred stock                                 -             (3,450)
    Common stock                            8,482,993         10,072,511
    Foreign government securities                   -              9,635
    Miscellaneous securities                 (689,445)          (472,962)
    Common/collective trusts              101,605,295         39,908,759
    Registered investment companies         9,628,370                  -
     Net appreciation in fair
      value of investments                118,684,968         46,330,165

  Interest and dividends                   44,864,596         31,401,563
     Total investment income              163,549,564         77,731,728

  Administrative expenses                  (4,675,757)        (2,841,013)
     Net investment income             $  158,873,807       $ 74,890,715

4.   Plan Termination

  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

5.   Federal Income Taxes

  The Plan obtained its latest determination letter on June 18, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  The  Plan's testings, subject to the provisions of the Internal
  Revenue  Code,  have not been completed for the  current  year.
  However,  the  Plan's  sponsor  believes  that  the   Plan   is
  currently in compliance.

6.   Administrative Expenses

  The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan.



        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                FEDERATED DEPARTMENT STORES, INC.
                                RETIREMENT INCOME AND THRIFT
                                INCENTIVE PLAN


Dated:  June 30, 1998           By:  /s/ Karen M. Hoguet
                                     Karen M. Hoguet
                                     Chairman of the Pension and
                                     Profit Sharing Committee